Public

SEC

21002909

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MAR 01 2021

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACTIONDRIVERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 MANNING AVENUE
(No. and Street)

LOS ANGELES, CA 90024
(City) (State) (Zip Code)

~~NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT~~

MICHAEL KANE (310 441-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Ste 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSACTIONDRIVERS LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PLEASE SEE NOTARY ATTACHMENT INT

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Riverside)

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 20 21, by Michael Kane,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LINDA AVILA LIRA
COMM. #2279529
Notary Public - California
Riverside County
My Comm. Expires Mar. 30, 2023
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(Seal)

Signature [signature]

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Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Form X-17A-5

containing ______ pages, and dated ______.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
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ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
the Members of TransactionDrivers LLC dba Kane & Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 23, 2021

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash		$ 1,057,992
Prepaid Expense		602
Security deposit		11,000
Accounts Receivable		15,000
Furniture and fixtures	$ 6,425	
Office equipment	1,423	
	7,848	
Accumulated depreciation	(6,706)	
Net furniture and equipment		1,142
Total assets		$ 1,085,736

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Pension Plan Payable	$ 358,000	
Unearned Revenue	60,000	
Accounts payable	7,678	
Total Liabilities		$ 425,678
Members' equity		660,058
Total liabilities and members' equity		$ 1,085,736

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining its only office in Los Angeles, California. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, financial operating consulting to build or preserve equity value unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

Advisory services are provided by the Company to assist clients in planning, preparation and the execution of strategic financial transactions, including mergers and acquisitions, strategic partnerships, long term financing and balance sheet restructuring. The Company receives success fees for these types of financial advisory investment banking services. The Success Fees are received in accordance with the terms of the agreement and earned upon success.

Consulting is offered to assist companies to realize improved financial operating performance to increase realizable value in any equity transaction. Consulting fees are invoiced on a weekly or monthly basis in accordance with terms of agreements with the client and are recognized in the period billed, which corresponds to the Company's completion of its performance obligations. Consulting fees totaled $934,500 for the year ended December 31, 2020.

Retainer fees secure the Company's commitment to a client project of any kind, are paid in advance of the provision of services and are recognized upon receipt as Unearned revenues. Upon completion of any related performance obligations, or disengagement, unearned revenues are credited to revenues. For the year ended December 31, 2020, the Company recognized unearned revenue of $60,000, which will be credited to revenues when performance obligations required under the engagement are completed or the Company is disengaged.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Furniture and Equipment

Furniture and equipment is depreciated using the straight-line method over useful lives of generally five years, and as of December 31, 2020 recorded an undepreciated balance of $1,142. The depreciation expense amounts to $280 at December 31, 2020.

INCOME TAXES

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

LEASES

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2020.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2020, the net capital was $632,314 which exceeded the required minimum capital by $603,935. The aggregate indebtedness to net capital ratio was 0.67 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2020, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, human resources and promotional services. Manning Financial, Inc. is owned by a Member of the Company. During the year ended December 31, 2020, the

Company paid $130,000 for these services, included in professional fees on the statement of income. Members provide the Company's office space at no cost and have formally waived reimbursement.

Among the four (4) corporate clients with whom the Company had engagements in 2020, Audit Defense, LLC paid the Company $200,000 for financial operating consulting services. The Managing Member of the Company has a 50% interest in the parent company of Audit Defense, LLC.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2020, the Company recorded the California minimum tax of $800 and the California LLC fee of $2,500.

(6) ACCOUNTS RECEIVABLE

Accounts receivable are fees billed but not yet received of $15,000 at December 31, 2020, recorded at net realizable value. Should any amounts become uncollectible, these would be charged to operations when that determination is made.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8) EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan, SEP IRA plan and a cash balance defined benefit plan ("Plan") for eligible employees.

401(k) Profit Sharing Plan

The 401k covers Members and substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401k. The Company was not required to and did not make a contribution for the year ended December 31, 2020.

Simplified Employee Pension (SEP) Plan

The Company had established a simplified employee pension plan for all eligible employees if they are at least 21 years of age, worked for the Company for at least three of the immediately preceding five calendar years and has received at least the minimum compensation of $650 in the calendar year. For the year ended December 31, 2020, the Company made a contribution of $58,000 to the plan.

Defined Benefit Pension Plan

The Plan was established on January 1, 2018. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. Each year, the Plan contributes amounts as determined by current regulations as well as plan provisions and actuarial assumptions. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets compensations limits of $285,000 in 2020 and $290,000 in 2021. The Company makes contributions to the Plan up to the amounts allowed under the Internal Revenue Code. The Member is the trustee of Plan assets. The trustee has the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Plan as a company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made.

(8) EMPLOYEE BENEFIT PLANS, continued

The annual measurement date is December 31 for the Plan benefits. The following table provides estimated information, in absence of the actuarial report not available until June or July of 2021, about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2020.

Projected benefit obligation at December 31, 2020	$ (892,598) Funding Target
Fair value of plan assets at December 31, 2020	1,154,265
Funded status (over)	$ 261,667
Accumulated benefit obligation at December 31, 2020	$ 892,598
Employer contributions	$ 1,135,000
Participant contributions	$ 0
Benefits paid	$ 0
Net periodic pension cost for the fiscal year service cost	$ 300,000
Pre and post retirement discount rate	5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth equities, and ETFs in the near term, shifting in the longer term to income mutual funds, fixed income bonds/Treasury bills, and private debt funds.

(8) EMPLOYEE BENEFIT PLANS, continued

The fair values of the Plan assets at December 31, 2020, by asset category are as follows:

Fair Value Measurements at December 31, 2020

Asset Category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Cash, BDP & MMFs	12,986	$ 12,986	$ 0
ETFs & CTFs	638,034	638,034	0
Large Cap Equities	203,245	203,245	0
Accrued Contribution	300,000	300,000	0
Total	$1,154,265	$1,154,265	$ 0

(9) CONTINGENCIES

The Company maintains bank accounts at commercial financial institutions. The accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2020, cash balances held in financial institutions were exceeded the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

(10) Revenue Concentration

For the year ended December 31, 2020, one client accounted for 64% of total revenue. Revenue concentration is typical relative to the Company's multi-decade operating history of immersive focus on individual corporate clients.

(11) COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.